

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 15, 2023

Eric Ya Shen
Chief Executive Officer
Vipshop Holdings Ltd
128 Dingxin Road
Haizhu District
Guangzhou 510220
People's Republic of China

> **Re: Vipshop Holdings Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed April 19, 2023**
> **File No. 001-35454**

Dear Eric Ya Shen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.   In future filings, please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court.

2.   In future filings, please disclose that a majority of your operations are located in China, if true, as opposed to that they are "primarily" in China. In addition, in future filings please disclose the location of your auditor's headquarters.

3.   In future filings, please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. We note that currently your definition of "we" and "our" includes the operations of the VIE. In addition, we note your definition of "China" does not include Hong Kong. Please revise the definition to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. We also note you have a Hong Kong subsidiary, Vipshop Hong Kong; please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:
   - Enforceability of civil liabilities in Hong Kong;
   - Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
   - Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

4.   In future filings, provide a summary a diagram of the company's corporate structure that includes all three of the VIEs you use, as your disclosure currently suggests you have contractual relationships with three, (i) Vipshop E-Commerce, (ii) Vipshop Information, and (iii) Pin Jun Tong. In addition, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. We note that you have a detailed list starting on page 109, please provide a summary of this disclosure in Item 3. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Permissions Required from the PRC Authorities for Our Operations, page 7

5.   We note that in this section you qualify your list of permissions by materiality "*that are material for their business*" and as an incomplete list "*including, among others.*" The disclosure here should not be qualified by materiality and should list each required approval. In future filings, please make appropriate revisions to your disclosure. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. If true, state as much in future filings, explain why such an opinion was not obtained, and explain the basis for your conclusions that the approvals are not required. Where you state that you "have not been denied by any PRC government authority for *such* requisite permissions or filing procedures," revise to clarify that this statement applies to all required approvals, not just approvals required by the CSRC and CAC.

Cash and Asset Flows Through Our Organization, page 8

6. To the extent that you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, in future filings please summarize the policies in this section and disclose the source of such policies; alternatively, state that you have no such cash management policies that dictate how funds are transferred.

7. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. In this regard, we note that you have only disclosed that the holding company has not declared or paid any cash dividends to investors. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Also provide a cross-references to the consolidated financial statements where you currently only cross reference to the condensed consolidating schedules. Include comparable disclosure in Item 5 of this Form 20-F.

D. Risk Factors
Summary of Risk Factors
Risks Relating to Doing Business in China, page 17

8. In future filings, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Ensure that each summary risk factor in this sub-section and the sub-section titled "Risks Relating to Our Corporate Structure" also have cross-references (including page numbers) to the relevant individual detailed risk factor.

9. Please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the

> PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

The PRC government's significant oversight and discretion over our business operations could result in a material adverse change in our..., page 43

10. Given the significant oversight and discretion of the government of the PRC over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Enforceability of Civil Liabilities, page 143

11. In future filings, please disclose in this section if one or more of your directors, officers or members of senior management are located in the PRC or Hong Kong, and identify the relevant individual(s).

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

12. We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

13. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

14. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

15.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "Vipshop Holdings Limited or the VIEs." We also note that your disclosure on pages 5 and 108, along with the list of significant consolidated entities in Exhibit 8.1, appear to indicate that you have subsidiaries in Hong Kong and mainland China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
- With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

16.   We note your supplemental submission pursuant to Item 16I(a) and disclosure pursuant Item 16I(b)(3) address ownership or control by Chinese and PRC governmental entities. However, we note your definition of "China" or "PRC" on page 1 of your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as the PRC.

Notes to the Consolidated Financial Statements

Note 2. Summary of Signiifcant Accounting Policies

(s) Revenue Recognition, page F-26

17.   We note per pages 65 and 70 that products on your platform are offered primarily through a consignment model. Please tell us whether you obtain control of these products prior to their sale, and your consideration of ASC 606-10-25-30 and ASC 606-10-55-79 and 80 in recognizing the related revenue.

(t) Costs of Revenues, page F-29

18.   Please tell us your consideration of including fulfillment expenses and on-line payment processing fees within cost of revenues.

19.   We note that you provide financing to some of your suppliers by advancing them cash for portions of accounts payables owed to them, and that the related interest received over the financing periods is presented as a reduction to cost of revenues. Please tell us the amount of related interest offset for each period presented, and if material, tell us your consideration of quantifying the amount in your discussion on changes in cost of revenues in MD&A.

General

20.   In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or

benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Some non-exclusive examples include:

- On pages 39 and 47, you refer to having "contractual control" over the VIE;
- On page 109, you state that you "direct" the operations of the VIE; and
- On page 158, you state that you "control" management's decisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuting Wu